Exhibit 99.77

DHX MEDIA ANNOUNCES $133 MILLION SECONDARY
OFFERING OF COMMON SHARES

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES/

HALIFAX, (December 12, 2013) - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children’s entertainment content, today announced that Birch Hill Equity Partners Management Inc., on behalf of entities controlled or managed by it (the “Selling Shareholders”), entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the "Underwriters"), providing for the purchase by the Underwriters, on a bought deal basis, of 28,363,796 common shares of the Company (the "Common Shares") from the Selling Shareholders at a price of $4.70 per Common Share (the "Offering"). DHX will not receive any of the net proceeds from the Offering.

The Company believes that the Offering will benefit all DHX shareholders through an increased public float and enhanced trading liquidity.

The Common Shares will be offered by way of a short form prospectus to be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

Closing of the Offering is currently expected to take place on January 9, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States unless registered or an applicable exemption from the registration requirements is available.

Enquiries:

David A. Regan – EVP, Corporate Development & IR

+1 902-423-0260

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER
1478 Queen Street, 2nd Floor	15000 Ventura Blvd., 3rd FL	235 Carlaw Ave5th Floor	190 Alexander Street, 6th Floor
Halifax, NS B3J 2H7	Sherman Oaks, CA 91403	Toronto, Ontario, M4M 2S1	Vancouver, BC V6A 1B5

dhxmedia.com

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company’s production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company’s short form prospectus dated November 14, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

HALIFAX	LOS ANGELES	TORONTO	VANCOUVER
1478 Queen Street, 2nd Floor	15000 Ventura Blvd., 3rd FL	235 Carlaw Ave5th Floor	190 Alexander Street, 6th Floor
Halifax, NS B3J 2H7	Sherman Oaks, CA 91403	Toronto, Ontario, M4M 2S1	Vancouver, BC V6A 1B5

dhxmedia.com